                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               USDATA Corporation
                               ------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   917294 10 0
                                 --------------
                                 (CUSIP Number)

                          Diana Wechsler Kerekes, Esq.
                800 The Safeguard Building, 435 Devon Park Drive
                              Wayne, PA 19087-1945
                                 (610) 293-0600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 917294 10 0

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics, Inc.

         S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  23-1609753

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania

NUMBER OF             7       SOLE VOTING POWER
SHARES                                 -0-
BENEFICIALLY
OWNED BY              8       SHARED VOTING POWER
EACH                                   1,735,532
REPORTING
PERSON WITH           9       SOLE DISPOSITIVE POWER
                                       -0-

                      10      SHARED DISPOSITIVE POWER
                                       1,735,532

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,735,532

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /x/

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  48.63%

14       TYPE OF REPORTING PERSON
                  CO

* Excludes an aggregate of 38,610 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations controlled by them. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 917294 10 0

1        NAME OF REPORTING PERSON
                  Safeguard Delaware, Inc.

         S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  52-2081181

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF            7       SOLE VOTING POWER
SHARES                                -0-
BENEFICIALLY
OWNED BY             8       SHARED VOTING POWER
EACH                                  1,054,755
REPORTING
PERSON               9       SOLE DISPOSITIVE POWER
                                      -0-

                     10      SHARED DISPOSITIVE POWER
                                      1,054,755

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,054,755

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  29.56%

14       TYPE OF REPORTING PERSON
                  CO

CUSIP No. 917294 10 0

1        NAME OF REPORTING PERSON
                  Safeguard Scientifics (Delaware), Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  51-0291171

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF              7       SOLE VOTING POWER
SHARES                                  -0-
BENEFICIALLY
OWNED BY               8       SHARED VOTING POWER
EACH                                    680,777
REPORTING
PERSON                 9       SOLE DISPOSITIVE POWER
                                        -0-

                       10      SHARED DISPOSITIVE POWER
                                        680,777

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  680,777

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  24.00%
14       TYPE OF REPORTING PERSON
                  CO

CUSIP No. 917294 10 0

1        NAME OF REPORTING PERSON
                  Safeguard 2000 Capital, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  23-3026167
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               -0-
BENEFICIALLY
OWNED BY                            8       SHARED VOTING POWER
EACH                                                 -0-
REPORTING
PERSON                              9       SOLE DISPOSITIVE POWER
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER
                                                     -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -0-

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0%

14       TYPE OF REPORTING PERSON
                  PN

The following information supplements and amends the information contained in the Schedule 13D previously filed by Safeguard Scientifics, Inc. ("Safeguard") relating to the ownership by its subsidiaries of the common stock, $0.01 par value per share, of USDATA Corporation, a Delaware corporation (the "Company"), listed on the cover pages of this amendment.

ITEM 2. IDENTITY AND BACKGROUND

No change except as follows:

         (a) - (c) This Schedule 13D is being filed by Safeguard Scientifics, Inc. ("Safeguard"), Safeguard Delaware, Inc. ("SDI"), Safeguard Scientifics (Delaware), Inc. ("SSD"), and Safeguard 2000 Capital L.P. ("Safeguard 2000") (collectively, the "Reporting Persons" and, individually, a "Reporting Person"). Safeguard is a company focused on building and operating business and IT services, software, and emerging technology companies. SSD and SDI are wholly owned subsidiaries of Safeguard. SDI is the general partner of Safeguard 2000, a limited partnership organized under the laws of Delaware, and has sole voting and dispositive power over the securities owned by Safeguard 2000.

         SDI is the sole stockholder of Safeguard Fund Management, Inc. ("SFMI"). SFMI is the sole general partner of Safeguard Fund Management, L.P., a Delaware limited partnership, which is the sole general partner of SCP Management II, L.P., a general partner of SCP Private Equity II General Partner, L.P., ("SCP General Partner"), the general partner of SCP Private Equity Partners II, L.P ("SCP"). SCP Management II, L.P. sold a substantial portion of its interest in SCP General Partner. SFMI disclaims beneficial ownership of securities owned by SCP.

         Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III, IV and V are the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person's directors, executive officers and controlling persons, if any.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Replace the disclosure previously contained in Item 5 with the following:

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

Unless otherwise indicated in Schedule VI annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through V annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                  Beneficial Ownership
                                              ----------------------------
                                              Number of         Percentage
                                               Shares          of Total(1)
                                              ---------        -----------
Safeguard Scientifics, Inc. (2)               1,735,532          48.63%
Safeguard Delaware, Inc.                      1,054,755          29.56%
Safeguard Scientifics (Delaware), Inc.          680,777          24.00%
Safeguard 2000 Capital L.P.                           0              0%

(1) Calculations based upon 2,836,138 shares outstanding on March 15, 2002, and assumes, where applicable, the conversion of the Series A Preferred Stock into 259,498 shares and the conversion of the Series B Preferred Stock into 472,852 shares. Does not include the conversion of the Series C Preferred Stock owned by SCP of which Safeguard disclaims beneficial ownership.

(2) Includes the 1,054,755 shares beneficially owned by SDI and the 680,777 shares beneficially owned by SSD. Safeguard is the sole stockholder of each of SDI and SSD. Safeguard and each of SDI and SSD, have reported that Safeguard, together with each of SDI and SSD, respectively, have shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSD, respectively. Excludes an aggregate of 38,610 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations controlled by them.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this schedule is true, complete and correct.

Date:    March 19, 2002       Safeguard Scientifics, Inc.

                              By:  /s/ N. Jeffrey Klauder
                                   ---------------------------------------------
                                   N. Jeffrey Klauder
                                   Executive Vice President and General Counsel

Date:    March 19, 2002       Safeguard Delaware, Inc.

                              By:  /s/ N. Jeffrey Klauder
                                   ---------------------------------------------
                                   N. Jeffrey Klauder
                                   Vice President

Date:    March 19, 2002       Safeguard Scientifics (Delaware), Inc.

                              By:  /s/ N. Jeffrey Klauder
                                   ---------------------------------------------
                                   N. Jeffrey Klauder
                                   Vice President


Date:    March 19, 2002       Safeguard 2000 Capital L.P.
                              By: Safeguard Delaware, Inc.
                              Its:  General Partner

                              By:  /s/ N. Jeffrey Klauder
                                   ---------------------------------------------
                                   N. Jeffrey Klauder
                                   Vice President

                                   SCHEDULE I

1.       Safeguard Scientifics, Inc.

         Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSD"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in developing and operating emerging technology companies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this Schedule 13D.

2.       Safeguard Delaware, Inc.

         SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. SDI is the general partner of Safeguard 2000 Capital L.P. ("Safeguard 2000"), a Delaware limited partnership, and owns all of the outstanding capital stock of Safeguard Fund Management, Inc., a Delaware corporation ("SFMI"). Schedule III provides information about the executive officers and directors of SDI as of the date of this Schedule 13D.

3.       Safeguard Scientifics (Delaware), Inc.

         SSD is a wholly owned subsidiary of Safeguard. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSD as of the date of this
         Schedule 13D.

4.       Safeguard 2000 Capital L.P.

         Safeguard 2000 is a Delaware limited partnership with a principal place of business at 1013 Centre Road, Suite 350, Wilmington, DE 19095.

                                   SCHEDULE II
         DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD SCIENTIFICS, INC.

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Scientifics, Inc.

          Name                        Present Principal Employment                  Business Address
EXECUTIVE OFFICERS*

Anthony L. Craig                   President, Chief Executive Officer and       Safeguard Scientifics,Inc.
                                   Director                                     800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Michael F. Cola                    Managing Director                            Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Managing Director                            Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Managing Director                            Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Anthony A. Ibarguen                Managing Director                            Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

DIRECTORS*

Vincent G. Bell Jr.                President and Chief Executive Officer,       Verus Corporation
                                   Verus Corporation                            5 Radnor Corporate Center
                                                                                Suite 520
                                                                                Radnor, PA 19087

Walter W. Buckley III              CEO and Chairman of the Board, Internet      Internet Capital Group
                                   Capital Group, Inc.                          435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA 19087

Anthony L. Craig                   Same as above                                Same as above

Robert A. Fox                      President, R.A.F. Industries                 R.A.F. Industries
                                                                                One Pitcairn Pl, Suite 2100
                                                                                165 Township Line Road
                                                                                Jenkintown, PA 19046-3593

Robert E. Keith Jr.                Managing Director of TL Ventures and         TL Ventures
                                   President and CEO, Technology Leaders        700 Building
                                   Management, Inc.                             435 Devon Park Drive
                                                                                Wayne, PA 19087

Michael Emmi                       Independent Consultant                       Verus Corporation
                                                                                5 Radnor Corporate Center
                                                                                Suite 520
                                                                                Radnor, PA 19087

Jack L. Messman                    President, CEO and Chairman of the Board,    Novell, Inc.
                                   Novell, Inc.                                 1800 South Novell Place
                                                                                Provo, UT 84606

Warren V. Musser                   Chairman Emeritus, Safeguard Scientifics,    435 Devon Park Drive
                                   Inc.                                         Building 500
                                                                                Wayne, PA 19087

Russell E. Palmer                  Chairman and CEO, The Palmer Group           The Palmer Group
                                                                                3600 Market Street, Suite 530
                                                                                Philadelphia, PA 19104

John W. Poduska Sr.                Independent Consultant                       295 Meadowbrook Road
                                                                                Weston, MA  02493-2450

Carl J. Yankowski                  Independent Consultant                       127 Farm Street
                                                                                Dover, Massachusetts 02030

*  All Executive Officers and Directors are U.S. citizens.

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Delaware, Inc.


              Name                        Present Principal Employment                      Business Address
              ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*

Anthony L. Craig                   President                                    Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Vice President & Treasurer                   Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Vice President                               Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

DIRECTORS*

Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary                                    800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Joseph R. DeSanto                  Vice President, Safeguard Scientifics, Inc.  Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya L. Zweier                    Vice President, Safeguard Scientifics, Inc.  Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE IV
   DIRECTORS AND EXECUTIVE OFFICERS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Safeguard Scientifics (Delaware), Inc.


              Name                        Present Principal Employment                      Business Address
              ----                        ----------------------------                      ----------------
EXECUTIVE OFFICERS*

Anthony L. Craig                   President                                    Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis               Vice President & Treasurer                   Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Vice President                               Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

DIRECTORS*

Deirdre Blackburn                  Manager, Legal Systems & Corporate           Safeguard Scientifics, Inc.
                                   Secretary                                    800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Joseph R. DeSanto                  Vice President, Safeguard Scientifics, Inc.  Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya L. Zweier                    Vice President, Safeguard Scientifics, Inc.  Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE VI

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers' transactions in the Nasdaq National Market.

Name     Transaction Date     Type of Transaction     Shares     Price Per Share
----     ----------------     -------------------     ------     ---------------

